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                       SEWARD & KISSEL LLP
                     ONE BATTERY PARK PLAZA
                    NEW YORK, NEW YORK  10004

                   TELEPHONE:  (212)  574-1200
                   FACSIMILE:  (212)  480-8421

                                  October 25, 2001


VIA FACSIMILE

Michael Carper, Esq.
Allied Riser Communications Corporation
1700 Pacific Avenue, Suite 400
Dallas, Texas  75201

Re:   Convertible Subordinated Notes ("Notes") of Allied Riser
      Communications Corporation ("Allied Riser")

Dear Michael:

         I refer to your letter, dated October 18, 2001, to my partner Jeff Silverstein. In your letter, you state that the Holders whom we represent should be dealing with Cogent
Communications Group, Inc. ("Cogent").

         You are mistaken. Allied Riser issued the Notes. The Holders are Allied Riser's creditors. Allied Riser is insolvent. Each of Allied Riser's directors and officers owes the Holders a fiduciary duty. Nothing in Allied Riser's merger agreement with Cogent changes that. To the contrary, the merger agreement only accelerates Allied Riser's reckless dissipation of its assets.

         In your letter, you state that the Registration Statement on Form S-4 (the "S-4") will answer our questions. However, the S-4 nowhere states how Allied Riser can meet its obligations to the Holders. In fact, the S-4's purported write down of the Notes to a fraction of their principal amount is a clear and unequivocal admission of Allied Riser's insolvency.

         Among other things, the merger structure attempts to:

         -- fraudulently transfer Allied Riser's assets to Cogent;

         -- keep Allied Riser, an insolvent company, solely obligated on the Notes;




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         --   divert $5 million to corporate insiders in another
              fraudulent conveyance by funding the so-called
              "retention pool" for executives who will be forced to leave Allied Riser after the merger;

         -- obligate Allied Riser to pay a wasteful and disproportionate break-up fee to Cogent;

         -- convey the ownership of Allied Riser to a company which forecasts even more years of negative cash flow; and

         -- completely change the ownership of Allied Riser in circumvention of the change of control provisions in the indenture for the Notes.

         The members of the Board have apparently given no consideration to the rights of the Holders and the duties each director, individually, owes to them. The bad faith that this deliberate and unilateral course of conduct exhibits is startling in light of the history of the communications between the Holders and Allied Riser.

         It was Allied Riser that asked the Holders to name a price (at a deep discount) at which the Holders might be willing to sell their Notes. Allied Riser, through its financial advisers, encouraged the Holders to commence the negotiations that followed. All the while, as the S-4 indicates, Allied Riser was attempting to structure a transaction intentionally designed to harm the Holders by keeping them in an insolvent, loss-making company that had even fewer resources and less wherewithal than before to meet its obligations.

         The merger with Cogent will result in a "change of control" under the indenture. Accordingly, the Holders will expect Allied Riser to give proper notice and, as the indenture provides, pay the Holders 100% of the principal amount of their Notes plus accrued interest. Any attempt to avoid these requirements of the indenture will indicate that the directors have caused Allied Riser to violate the implied covenant of good faith and fair dealing in the indenture. The Holders will hold each director and officer personally liable for any shortfall.

         The present merger structure harms not only the Holders but also Allied Riser's shareholders. It is clearly better both for the Holders and for the shareholders for Allied Riser to repurchase the Notes on the terms discussed than for Allied Riser to merge with Cogent while attempting to keep the Notes in place.





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         The Holders remain open to good faith discussions.
However, they reserve all rights and remedies, including the right to seek injunctive relief to block the merger.

         We expect a response by close of business on Friday, October 26, 2001.

         Since you have copied your letter to Cogent, we are doing the same.

                             Sincerely,


                             /s/ Gary J. Wolfe
                             -----------------------
                             Gary J. Wolfe

cc:  Mr. Gerald K. Dinsmore
Mr. Don Lynch
Mr. R. David Spreng
Mr. Blair P. Whitaker
(Via Certified Mail/RRR)

Mr. Amit Patel
Mr. David Schaeffer
William P. O'Neill, Esq.
Kathleen R. McLaurin, Esq.
(Via Fax)

























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